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                                  EXHIBIT 4.6
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                                 March 25, 1994

Santa Anita Realty Enterprises, Inc.
363 San Miguel Drive
Newport Beach, California 92660
Attn: Sherwood Chillingworth

Gentlemen:

          Reference is made to that certain Amended and Restated Credit Agreement, dated as of November 14, 1989, between us (the "Credit Agreement"). Capitalized terms used herein without definition shall have the meanings ascribed to them in the Credit Agreement.

          Section 7.10 of the Credit Agreement prohibits you from creating, incurring, assuming or suffering to exist any Indebtedness in excess of the lesser of $80,000,000 and six times Net Worth, subject to certain exclusions.

          Section 7.12 of the Credit Agreement requires you at all times to maintain a Net Worth of not less than $90 million plus 90% of the net proceeds of any issue or sale of your equity securities and other additions to capital, other than pursuant to your dividend reinvestment plan or any stock option plan or other employee benefit plan.

          Section 7.13 of the Credit Agreement requires you to maintain a ratio of Indebtedness to Net Worth of not greater than 2.25 to 1.00.

          Section 7.14 of the Credit Agreement requires you to ensure that your Adjusted Net Income for the twelve months period ending on each fiscal quarter exceeds twice your total interest expense.

          You have advised us that you were not in compliance with the foregoing financial covenants at December 31, 1993 and will not be in compliance at March 31, 1994. As a result of the foregoing noncompliance, you are also in breach of certain covenants set forth in the Revolving Credit Agreement, dated October 29, 1991, between you and Union Bank (the "Union Bank Credit Agreement"), and the Revolving Credit and Term Loan Agreement, dated as of November 21, 1989, as amended, between you and The Bank of California, N.A. (the "Bank of California Credit Agreement"), respectively. You have therefore requested that the Bank waive any Events of Default or Unmatured Events of
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Default arising under Sections 8.1(c) and 8.1(e) of the Credit Agreement as a
result of the foregoing noncompliance and defaults.

          Subject to the terms and conditions hereof, the undersigned Bank hereby waives through April 30, 1994 the Events of Default and Unmatured Events of Default arising under Sections 8.1(c) and 8.l(e) of the Credit Agreement as a result of your noncompliance with the financial covenants set forth in Sections 7.10, 7.12, 7.13 and 7.14 of the Credit Agreement at December 31, 1993 and March 31, 1994 and the defaults under the Union Bank Credit Agreement and the Bank of California Credit Agreement if and only if the following conditions are timely
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satisfied in full:

          (a) Immediately upon your receipt thereof, the final disbursement of loan proceeds, in an amount not less than $10 million, received by you and/or Anita Associates from the Teachers Insurance and Annuity Association of America pursuant to its Loan Commitment, dated June 11, 1993, will be paid over to Union Bank, Wells Fargo Bank, National Association, and The Bank of California, N.A. (collectively, the "Banks") in the percentages set forth below to permanently reduce your outstanding indebtedness to the Banks under the Credit Agreement, the Union Bank Credit Agreement and the Bank of California Credit Agreement, respectively (collectively, the "Bank Agreements"):

          Union Bank          44.05%
          Wells Fargo Bank    18.35%
          Bank of California  37.60%


          (b) On or before April 15, 1994, you will deliver to us a legal opinion of O'Melveny & Myers to the effect that the sale by you of your multi-family and industrial properties to Pacific Gulf Properties, Inc. was duly authorized by your Board of Directors.

          (c) Notwithstanding any provision to the contrary in any of the Bank Agreements, the Commitment (as defined in each of the Bank Agreements) of each of the Banks under the Bank Agreements will be reduced effective as of the date hereof to an amount equal to the outstanding principal balance under the Credit Agreement (including the amount of any outstanding letter of credit), and shall be automatically further reduced by the amount of any payment or prepayment of principal or any reduction in the amount of any outstanding letter of credit on the date of such payment, prepayment or reduction, and the outstanding principal balance, together with all accrued and unpaid interest, under each of the Bank Agreements, will be due and payable in full on November 14, 1994. You understand,

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however, that the two outstanding letters of credit issued by us will still expire on the expiration dates set forth in such letters of credit.

          (d) From and after the date hereof, the basic interest rate per annum under the Credit Agreement will be increased to the Applicable LIBO Rate plus 300 basis points or the Prime Rate plus 150 basis points, at your option. The default interest rate shall remain unchanged.

          (e) No later than April 15, 1994, you will provide the Bank with a repayment plan in writing detailing how you propose to repay your outstanding obligations to the Bank.

          (f) You hereby covenant and agree to pay to the Banks in the percentages set forth in paragraph (a) above, from and after the date hereof,
(i) any and all proceeds from the financing or refinancing or sale, condemnation or other disposition of any of your assets, including, without limitation, partnership interests (net of usual and customary closing costs and amounts necessary to pay preexisting indebtedness secured by any specific asset sold, condemned or otherwise disposed of, if any), and (ii) any and all cash proceeds received by you from the financing or refinancing or sale, condemnation or other disposition of any assets owned by any partnership of which you are a partner or received by you in connection with the formation of any new partnership or joint venture, which cash proceeds will be applied to permanently reduce your outstanding indebtedness to the Banks under the Bank Agreements.

          (g) If, as and when requested by us from time to time hereafter, you will promptly grant us security interests in and liens on such of your real and personal property (except the real or personal property known as the Santa Anita Racetrack and the Santa Anita Fashion Park located in Arcadia, California (the "Arcadia Properties") and the Towson Town Center Associates property located in Towson, Maryland) as may be specified by us in writing; provided, however, that the undersigned agrees not to lien any of your assets prior to April 30, 1994 unless an Event of Default, other than the Events of Default and Unmatured Events of Default waived hereby, occurs on or before such date; and provided further that if any payment or additional material financial Event of Default occurs at any time after the date hereof, other than the expiration of the waiver period and the Events of Default and the Unmatured Events of Default waived hereby, you will promptly grant us a security interest in and lien on the Arcadia Properties if requested by us.

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          If, however, no Event of Default occurs after the date hereof, but during the course of our negotiations with you with respect to restructuring your outstanding indebtedness to us under the Credit Agreement, we determine that additional collateral is required to secure the restructured obligations, you will negotiate with us in good faith regarding granting us a lien on the Arcadia Properties. (We acknowledge that this is only an agreement to negotiate and that any liens on the Arcadia Properties would be subject to the approval of your Board of Directors.) You therefore agree that you will not sell, assign or otherwise transfer the Arcadia Properties, or any partial interest therein, to any other Person without our prior written consent. You hereby also agree that the provisions of Section 7.11 of the Credit Agreement shall henceforth apply to all of your assets. The failure of any condition hereunder shall be deemed an Event of Default.

          Any and all security interests and liens granted to us will secure the payment and performance of your obligations under the Credit Agreement and will be granted pursuant to security documentation in form and substance acceptable to us in our sole and absolute discretion, and the costs associated with the preparation of such security documentation and perfection of the liens created thereby shall be paid by you. You also agree that we and our agents and representatives may commence appraising your California and Arizona shopping center properties at your expense immediately following execution hereof. The results of such appraisals will be made available to you following your reimbursement of the cost of such appraisals; and

          (h) From and after the date hereof, the Bank is authorized to charge your Account No.4643068844 with the Bank in order to cause timely payment to be
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made to the Bank of all principal, interest, fees, expenses and charges due under the Credit Agreement if not paid when due.


          You hereby agree that the Credit Agreement is hereby ratified and confirmed in all respects, that all of the terms and conditions thereof, except as otherwise waived hereby, shall remain in full force and effect and that you have no defenses, offsets or claims whatsoever in respect thereto. You further agree that the waiver to be effected pursuant hereto shall be limited to the specific provisions waived hereunder for the specific period of time provided herein and the specific events and facts surrounding such waiver, and that such waiver shall not be deemed to constitute a consent to, a waiver of or a departure from any other provision of the Credit Agreement or any other agreement, document or instrument executed and delivered in connection therewith, all of which are to remain in full

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force and effect. We understand, however, that after our review of the repayment plan you are to submit to us on or before April 15, 1994, provided no additional Event of Default or Unmatured Event of Default occurs prior to April 30, 1994, an extension of the waiver period on the same terms and conditions stated herein may be necessary in order to complete the restructuring of your outstanding indebtedness to us under the Credit Agreement and the documentation thereof. You understand, however, that any such extension is subject to approval by all of the Banks at that time.

          If the foregoing correctly sets forth your understanding of our agreement, please indicate your acceptance below whereupon this letter shall constitute an agreement between us in accordance with its terms.

                                           Very truly yours,

                                           Wells Fargo Bank, National
                                           Association, a national banking
                                           association

                                           By: /s/ KEVIN GILHOOLY
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                                           Its: Vice President
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                                           By:
                                               ----------------------------
                                           Its:
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AGREED TO AND ACCEPTED
AS OF MARCH  25, 1994:

Santa Anita Realty Enterprises, Inc.,
a Delaware corporation

By: /s/ S.C. CHILLINGWORTH
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 Its: Vice Chairman
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